September 14, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NeoStem, Inc. (the "Company" or "NeoStem") Supplemental Response to Form 10-K for the fiscal year ended December 31, 2008 Filed March 31, 2009 File No. 001-33650

Dear Ms. Jenkins:

We are in receipt of your supplemental response letter dated September 10, 2009 (the "Staff Response Letter") to our letter dated August 31, 2009 (the “Company Response Letter”) regarding the review by the Securities and Exchange Commission (the "Commission") of the Annual Report on Form 10-K of the Company for the year ended December 31, 2008 (the "2008 Annual Report").

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff Response Letter.

General

1.        To the extent that your Form 10-K is revised in response to our comments below, please revise the subsequent interim filing on Form 10-Q to conform to the changes.

Company Response:

The Company will make conforming changes to its Form 10-Q to the extent that the Form 10-K is revised.

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Off Balance Sheet Arrangements, page 76

2.           You state that you do not have any off-balance sheet arrangements.  However, we note from your disclosure in footnote 9 on page F-24 that you have significant common stock purchase warrants that are issued and outstanding, most of which are classified as equity.  As these instruments meet the definition of an off-balance sheet arrangement, please tell us your consideration and assessment of materiality for the required disclosure under Item 303(a)(4) of Regulation S-K.

Company Response:

The Company respectfully submits that none of the Company’s common stock purchase warrants classified as equity meet the definition of an “off-balance sheet arrangement” under Item 303(a)(4) of Regulation S-K.  None of such warrants fall within the definition of a “derivative instrument” nor would they ever have been accounted for as such under any circumstances (with or without regard to the exclusion provided by SFAS No. 133) as contemplated by Item 303(a)(4)(ii)(D).  They were all equity issues, the Company valued them at fair value and recorded them as equity on the balance sheet at the issue date.  The remaining portion of the Company’s common stock purchase warrants, which have been classified and recorded as derivative liabilities directly on the balance sheet, also would not fall within the purview of off-balance sheet arrangements.

Note 2 — Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

3.
We note your response to our comment two of our letter dated July 24, 2009.  Please disclose in future filings that your revenue is reported on a gross basis and explain the rationale for this presentation.  Please explain and disclose if you are obligated to remit the portion attributable to the physician’s professional service even if you have not received payment from patient.

Company Response:

The Company will make this disclosure in future filings.

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

4.
We note your response to our comment three of our letter dated July 24, 2009 and do not agree with your analysis that start-up fees can be immediately recognized.  It appears that you receive start-up fees in exchange for a physician signing a collection center agreement which has a term of three to five years and promoting stem cell collection to patients.  Please provide us the following:

a.	the amount of start-up fees you received for each of the past three years;

b.	the start-up fees you recognized immediately in revenue for each of the three years;

c.	the amount you would recognize as revenue for each of the three years if you amortized start up fees over the lives of contracts;

d.
explain why the amount reported as start up fees in 2008 is lower for immediate recognition ($31,000) while the adjusted amount if you modified your revenue recognition to be recognized ratably over the life of the contract is higher ($90,050).

e.
a comprehensive SAB 99 analysis of the effects of the misstatement for the past three years.  Describe for us in detail, both quantitatively and qualitatively, the basis used to conclude whether your financial statements previously issued should continue to be relied upon.  In addition, tell us your consideration of SFAS 154 for the misstatement.

Company Response:

Please note that, as stated in the Company Response Letter, during the quarter ended June 30, 2009, the Company modified its revenue recognition policy to recognize start-up fees ratably over the life of the contract as it concluded that start up fees cannot be recognized immediately as revenue, which is reflected in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.  Following is a table containing the information requested in items a, b, c and d, above, with explanatory footnotes, followed by a comprehensive SAB 99 analysis as requested in item e above, along with a discussion of the Company’s consideration of SFAS 154.

The following table also illustrates the overall accounting impact on the Company’s net loss if such revenue recognition policy had been in place during the year ended December 31, 2006 and in each subsequent annual reporting period.  The Company believes that the impact on the financial position and results of operations of the Company would not have influenced an investor’s decision to invest in the Company during any of the relevant past reporting periods, as it is not probable that, in light of the surrounding circumstances, the judgment of a reasonable person relying upon such reports would have been influenced or changed as a result of this accounting treatment.  The Company also does not believe that there is a substantial likelihood that a reasonable person would have viewed such a change to have been significant in the context of the Company’s financial statements taken as a whole, or to have altered the total mix of information made available. For these reasons and the reasons set forth below, we believe that our previously issued financial statements can continue to be relied upon, and propose to prospectively modify the revenue recognition policy commencing with the filing of our Form 10-Q for the period ended June 30, 2009, which as noted above has already occurred.  We draw this conclusion based upon both quantitative and qualitative criteria, as follows:

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

The impact of accounting for revenues under a modified revenue recognition policy and its corresponding impact on net loss for each of the years ended December 31, 2006, 2007 and 2008 would have been as follows, reflecting for each period the relevant amounts as reported and as adjusted:

	2006	2007	2008
Revenues as Reported
Start Up Fees*	$ 10,000*	$ 189,000*	$ 31,000*
Stem Cell Collections and Storage	10,676	40,967	51,941
Shipment of Cells	-	-	600
Other Revenues	25,048	1,697	-
	45,724	231,664	83,541

Revenues as Adjusted
Start Up Fees**	278**	14,484**	93,383**
Stem Cell Collections and Storage	10,676	40,967	51,941
Shipment of Cells	-	-	600
Other Revenues	25,048	1,697	-
	36,002	57,148	145,924

Bad Debt Expense as reported	-	19,500	21,500
Bad Debt Expense as adjusted	-	4,500	9,450
Net Loss as Reported	(6,051,400)	(10,445,473)	(9,242,071)
Net Loss as Adjusted	(6,061,122)	(10,604,989)	(9,167,638)
Change	(9,722)	(159,516)	74,433
% of Net Loss	0.16%	1.53%	-0.81%

__

*    All start-up fees shown “as reported” were both received and immediately recognized in the period shown.
**  In the foregoing presentation reflecting a retrospective modification of the revenue recognition policy, all start-up fees shown “as adjusted” have been amortized over the respective lives of the relevant contracts.  In response to Staff comment 4.d., however, please note that of the amount of start-up fees originally reported as revenue for the year ended December 31, 2007, an aggregate of $60,000 related to two agreements that were terminated during the year ended December 31, 2008 as to which such fees were non-refundable.  Therefore, although the entirety of such amounts would not have been properly includable in revenue for the year ended December 31, 2007 under the modified revenue recognition policy, they also would not have been properly amortized over the expected life of the relevant contract but instead the remaining portion would have been appropriately recognized in 2008 upon the contract terminations.  For this reason, the amount reported as start up fees in 2008 is lower for immediate recognition while the adjusted amount if we modified our revenue recognition policy is higher.

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

As demonstrated above, modifying our revenue recognition policy would not have had a material impact on our net loss during such periods.

While we acknowledge that quantitative measurements cannot fully assess the impact of an accounting change, we also believe that there are no qualitative factors (such as those cited in Staff Accounting Bulletin No. 99 - Materiality) that would cause the Company to consider this to be a change that requires restatement of our previously issued financial statements. To that end, the following factors should be considered:

1)
The Company is in an early phase of its operations and as such has sustained significant losses for all of the periods at issue. The impact of accounting for the start-up fees as amortized over the period of the relevant contract is described above, and it would not be probable that the judgment of an investor or other individual relying on previously issued reports would have been influenced or changed.   We do not believe that there is a substantial likelihood that a reasonable investor, in making an investment decision regarding our Company, would consider such a change as having significantly altered the total mix of information available.  Given the early phase of our operations, our typical investor invests in us based on their belief in our future, not past, performance, and belief in future scientific and medical advances in our industry.  We do not believe the impact of such an accounting change is relevant from the perspective of the reasonable investor in forming conclusions regarding the valuation of risks and investment decisions in our Company.  Further, we submit that the information contained in a restatement of our previously issued financial statements as a result of the different accounting treatment at issue would not be important to a current investment decision.

2)	Modifying the revenue recognition policy for the periods at issue would not have changed a net loss into net income or vice versa.
3)	We have no loan covenants, regulatory or listing requirements that would have been impacted as a result of not having amortized start-up fees during the reporting periods at issue, or vice versa.
4)
There was no compensation paid to directors, officers, employees or consultants, either in the form of cash or equity, that was contingent on the previously reported results of operations or financial position; nor was any additional compensation earned because the start-up fees had not been amortized during such reporting periods; nor would any additional compensation have been earned if the start-up fees were amortized during such reporting periods.

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

For the reasons cited above, the Company believes that its financial statements previously issued can continue to be relied upon.  Considering the application of SFAS 154, in light of the Company’s determination that a retroactive application of the modified revenue recognition policy would not have had a material effect on prior periods, as well as the fact that the Company does not anticipate this to have a material effect on future periods, the Company believes that additional disclosure under SFAS 154 beyond that which the Company has already disclosed (as set forth below) would not be applicable.  The Company has undertaken what it believes to be the appropriate and equitable course of action, which was to modify its revenue recognition policy on a prospective basis, commencing with the filing of its Form 10-Q for the quarter ended June 30, 2009, as disclosed in the following manner in Note 2 to its Unaudited Consolidated Financial Statements contained therein:

“The Company also earns revenue, in the form of start up fees, from physicians seeking to establish autologous adult stem cell collection centers. Start up fees are billed once the agreement has been signed and the physician has been qualified by the Company’s credentialing committee. During the quarter ended June 30, 2009, the Company has modified its revenue recognition policy relative to these fees to recognize such fees as revenues ratably over the appropriate period of time to which the revenue element relates. Previously these fees were recognized in full when agreements were signed and the physician had been qualified by the Company’s credentialing committee. This modification of our revenue recognition policy did not have a material impact on our results of operations.”

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

In connection with the Company's response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Annual Report;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2008 Annual Report; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management trusts that the above responses will be acceptable to the Staff.  Should you have any questions or require any further clarification, please do not hesitate to contact me at (212) 584-4171 or at the address set forth on the first page of this letter.

Very truly yours,

/s/ Catherine M. Vaczy

Catherine M. Vaczy
Vice President and General Counsel

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax